VIA EDGAR

September 15, 2015

Kristi Marrone, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:    Ramco-Gershenson Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-10093

Dear Ms. Marrone:

We are writing in response to the letter of the Division of Corporation Finance, dated August 31, 2015, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Company”), in connection with the above-referenced filing.  For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Item 6. Selected Financial Data, page 25

Business Objectives, Strategies and Significant Transactions, page 2

1.	Please tell us and disclose in future filings how you define Property NOI, highlighting any differences between Property NOI and Same Property NOI as disclosed on page 37.
We may have additional comments.

Response:

Property NOI includes all consolidated property income and expenses, including sold and acquired properties, and excluding management and other fee income, depreciation and amortization, acquisition costs, general and administrative expenses and provision for impairment. The difference between Property NOI and Same Property NOI is that Same Property NOI makes non-comparable adjustments related to acquired, development/redevelopment, non-retail and sold properties as well as certain income/expense amounts as described on page 37 of the Form 10-K.

In future filings, we intend to replace Property NOI in the Item 6 disclosure with Operating Income (as presented in accordance with GAAP.)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013 page 28

2.
We note that during 2014 you recorded impairment of $23.3 million to land available for development or sale due to changes to development plans and to estimated fair values. Please expand your disclosure in future filings to discuss how your plans changed and how this specifically impacted the carrying values of the subject properties.

Response:

In future filings we will discuss how our plans changed and how this specifically impacted the carrying values of the subject properties

Funds From Operations, page 35

3.
Please tell us why you believe it is appropriate to include an adjustment for preferred share dividends only to the extent that they are dilutive when calculating FFO and Operating FFO. In that regard, it appears that the dilutive attribute of the preferred shares may only be relevant for calculating FFO per diluted share and Operating FFO per diluted share.

Response:

The dilutive attribute of the preferred shares is only relevant for calculating FFO per diluted share and Operating FFO per diluted share. Therefore, in future filings we will exclude such adjustment when calculating FFO and Operating FFO. Instead, any adjustment required to FFO and to Operating FFO when computing such items per diluted share will be described in new footnotes to the table on page 36. In future filings, our presentation of the table will be as follows:

	Years Ended December 31,
	2014	2013	2012
	(In thousands, except per share data)
Net (loss) income available to common shareholders	$(9,614)	$3,747	$(46)
Adjustments:
Rental property depreciation and amortization expense	80,826	56,316	39,240
Pro-rata share of real estate depreciation from unconsolidated joint ventures	4,719	3,689	6,584
Gain on sale of depreciable real estate	(10,022)	(2,120)	(336)
Loss on sale of joint venture depreciable real estate (1)	—	6,454	75
Provision for impairment on income-producing properties	4,580	9,342	2,355
Provision for impairment on joint venture income-producing properties (1)	—	—	50
Provision for impairment on equity investments in unconsolidated joint ventures	—	—	386
Deferred gain recognized on real estate	(117)	(5,282)	(845)
Noncontrolling interest in Operating Partnership (2)	(48)	465	353
FFO	$70,324	$72,611	$47,816

Provision for impairment for land available for development or sale	23,285	327	1,387
Loss on extinguishment of debt	860	340	—
Gain on extinguishment of joint venture debt, net of RPT expenses (1)	(106)	—	(178)
Acquisition costs (4)	1,890	1,322	314
Operating FFO	$96,253	$74,600	$49,339

Weighted average common shares	72,118	59,336	44,101
Shares issuable upon conversion of Operating Partnership Units (2)	2,250	2,257	2,509
Dilutive effect of securities	217	392	384
Subtotal	74,585	61,985	46,994
Shares issuable upon conversion of preferred shares (3) (5)	7,019	6,940	—
Weighted average equivalent shares outstanding, diluted	81,604	68,925	46,994

Funds from operations per diluted share (6)	$0.94	$1.16	$1.02
Operating FFO, per diluted share (7)	$1.27	$1.19	$1.05

(1)	Amount included in earnings (loss) from unconsolidated joint ventures.

(2)	The total noncontrolling interest reflects OP units convertible 1:1 into common shares.

(3)	Series D convertible preferred shares were dilutive for FFO for the year ended December 31, 2013 and anti-dilutive for the comparable periods in 2014 and 2012.

(4)	Prior periods have been restated to reflect the add back of acquisition costs beginning in 1Q14.

(5)	Series D convertible preferred shares were dilutive for Operating FFO for years ended December 31, 2014 and 2013 and anti-dilutive for the comparable period in 2012

(6)	FFO per diluted share calculated for the year ended December 31, 2013 includes the adjustment to FFO of $7.25 million in dividends related to convertible preferred shares

(7)	Operating FFO per diluted share calculated for the years ended December 31, 2014 and 2013 include the adjustment to Operating FFO of $7.25 million in dividends related to convertible preferred shares

Same Property Operating Income, page 37

4.
We note that the adjustment for "properties excluded from pool" is significant to both operating income (loss) and Same Property NOI, though only twelve of your 68 properties are considered non-same property for purposes of calculating this measure. Please tell us why this adjustment is so large on a relative basis, and disclose in future filings to the extent material.

Response:

The adjustment for "properties excluded from pool" is large on a relative basis primarily because it reflects six large acquisitions made during the periods being compared.

The significant adjustments for the three and the twelve months ended December 31, 2014 are attributable as follows:

Property Designation	Three Months Ended	Twelve Months Ended
	December 31, 2014

Acquisitions	$7,070	$20,872
Dispositions	136	2,061
Development/Redevelopment	1,217	4,614
Non-Retail Properties	453	1,804
	$8,876	$29,351

In future filings, to the extent material, we will include an explanation for significant adjustments.

5.	Please expand your disclosure in future filings, and tell us supplementally, what is included in "non-comparable income/expense adjustments."

Response:

As stated in our Form 10-K for the year ended December 31, 2014, in the first paragraph under the heading Same Property Operating Income on page 37, amounts included in “non-comparable income/expense adjustments” for the quarter and year ended December 31, 2014 and 2013 include: straight-line rents, lease termination fee, above/below market rents, and other non-comparable income and expense adjustments. Other non-comparable income and expense adjustments are public improvement fee income and prior-period recovery income adjustments.

In future filings, we will instead include a table footnote describing “non-comparable income/expense adjustments” for the reporting period.

Following is an example of the future table footnote disclosure:

(1) Includes adjustments for items that affect the comparability of the same property NOI results. Such adjustments include: straight-line rents, lease termination fee, above/below market rents, public improvement fee income and prior-period recovery income adjustments.

In connection with the response above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ GREGORY R. ANDREWS
Gregory R. Andrews
Chief Financial Officer and Secretary